FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Deployment of 10,000 BlackBerry 10 Smartphones and Migration to BES10 at PSA Peugeot Citroën	2.

Document 1

  NEWS RELEASE
December 17, 2013

FOR IMMEDIATE RELEASE

Deployment of 10,000 BlackBerry 10 Smartphones
and Migration to BES10 at PSA Peugeot Citroën

PARIS, FRANCE and WATERLOO, CANADA – December 17, 2013 – BlackBerry® (NASDAQ: BBRY; TSX: BB) announced today that PSA Peugeot Citroën will deploy 10,000 BlackBerry® Z10 smartphones for its operations in France and Spain, and is migrating to BlackBerry’s award-winning Enterprise Mobility Management (EMM) solution – BlackBerry® Enterprise Service 10 (BES10).

BlackBerry® 10 is the platform of choice for France-headquartered PSA Peugeot Citroën, the second largest car manufacturer in Europe. "BlackBerry 10 is the best mobility platform for us in terms of integration, security, connectivity and price," said Eric Marchand, Head of Telecom at PSA Peugeot Citroën. "Every day, our employees need to share and access confidential information so it’s critical that we have the most secure and user friendly smartphones. With BES10, we are assured that the confidentiality of our information is maintained while also ensuring that Peugeot’s employees can enjoy the best experience for personal as well as professional use."

According to Hervé Liboureau, Managing Director for Western Europe and Central Europe at BlackBerry, “This significant investment by PSA Peugeot Citroën demonstrates the value and benefits that BES10 with BlackBerry 10 smartphones brings to enterprise customers. BES10 was chosen for its complete end-to-end security, simplified integration with existing IT systems, and numerous enterprise applications.”

To date, customers have installed nearly 30,000 BES10 commercial and test servers around the world. In France, more than 60 percent of the CAC 40 companies (the 40 companies with the most significant values among the 100 highest market caps on the Paris Bourse) have ordered, downloaded or installed BES10. Organizations continue to choose BlackBerry because it is the most proven and trusted enterprise mobility management (EMM) solution, supporting iOS®, Android™ and BlackBerry smartphones.

To get the facts on BlackBerry Enterprise Service 10, please visit here.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:
Stephanie Frisina
BlackBerry Media Relations, North America
sfrisina@blackberry.com
519-597-0745

Ines Brudey
BlackBerry PR Manager, France
ibrudey@blackberry.com +33170745525

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

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The convertible debentures have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the convertible debentures in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 17, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer